December 4, 2017

Alberto Zapata Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Mr. Zapata:

On September 7, 2017 Northern Lights Fund Trust IV (the "Registrant”), on behalf of the Orange Structured Credit Value Fund (the “Fund”), a series of the Registrant, filed Post-Effective Amendment No. 72 (the “Amendment”) to the Registrant’s Registration Statement. On October 23, 2017, you provided oral comments to the Amendment to Joshua Hinderliter, that were responded to via correspondence. On December 1, 2017, you provided additional comments. Please find below responses to those additional comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.

Comment 1. Please removed all disclosure related to the past performance of the Fund’s portfolio managers, as it is the Staff’s position that the disclosure does not comply with any previously issued no-action guidance.

Response. The Registrant has removed the disclosure.

Comment 2. Please revise the expense limitation recoupment language in all relevant places with in the Fund’s registration statement to read, “…if such recoupment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (i) the Fund’s expense cap in place at the time such expenses were waived, and (ii) the Fund’s current expense cap at the time of recoupment.”

Response. The Registrant has made the requested revisions in all of the relevant locations of the registration statement.

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Comment 3. Please add additional language stating that the expenses show account for the Fund’s expense limitation in place through its expiration period (typically one year) and then depict total annual expenses thereafter.

Response. The Registrant has added the requested disclosure.

Comment 4. Please state in the Prospectus that non-agency mortgage backed securities are deemed to be illiquid for purposes of Rule 22e-4 under the 1940 Act.

Response. The Registrant respectfully declines to make the requested change. The Registrant notes that it provided extensive responses to the staff’s various inquiries regarding the Fund’s liquidity in its previous response letter. These responses detailed the Fund adviser’s liquidity risk management program, how the adviser is able to price such non-agency mortgage back securities, as well as providing a detailed analysis of the market for such securities. The portfolio managers of the Fund have experience with managing an open-end fund that invests in structured credit securities. As with the prior registered open-end investment company they managed, they expect to invest the vast majority of Fund assets in structured credit securities that are liquid because there are ample buyers (e.g., broker-dealers, institutional investors, etc.) willing to bid to buy such securities.

The Registrant further notes that recently adopted Rule 22e-4 under the 1940 Act requires open-end management companies such as the Fund to implement and operate liquidity risk management programs and impose an 15% illiquidity limit discussed below. Neither Rule 22e-4 nor the Rule’s adopting release state that non-agency mortgage-backed securities (“Non-Agency MBS”) are pre se illiquid. In fact, Rule 22e-4 defines “illiquid investment” to mean: “any investment that the fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment, as determined pursuant to the provisions of paragraph (b)(1)(ii) of this section.” That paragraph provides: “Each fund must, using information obtained after reasonable inquiry and taking into account relevant market, trading, and investment-specific considerations, classify each of the fund’s portfolio investments (including each of the fund’s derivatives transactions) as a highly liquid investment, moderately liquid investment, less liquid investment, or illiquid investment.”

Thus, Rule 22e-4 does not list the types of securities that the SEC deems as per se illiquid. Rather, it requires the adviser to the open-end investment company to make that determination depending on the given facts and circumstances related to the particular security, including the factors specifically listed in paragraph (b)(1)(ii) of Rule 22e-4. Therefore,

December 4, 2017 Page 3

the staff’s comment mandating that the Fund deem non-agency MBS securities to be illiquid in our view is contrary to the facts-and-circumstances analysis the Fund’s adviser is required to follow under the Rule.

Please also note that we surveyed recent SEC N-Q filings and found that numerous open-end management companies invest well in excess of the 15% illiquid limitation. Specifically, we looked at eight peer funds, the total fund AUM of which represented over $17 billion.  The total Non-Agency MBS holdings of those eight funds is around $7 billion or about 40% of their aggregate assets.  Individual fund holdings of Non-Agency MBS for those eight funds range from 16% to 95%. See the table in the Appendix. While we recognize the limits to this informal survey, it reveals that numerous other registered investment companies and their directors found and continue to find Non-Agency MBS to not be per se illiquid, which also suggests that they are interpreting the SEC’s 15% illiquidity limit in a manner inconsistent with Comment 4.

Comment 5. Please update the month of when each portfolio manager for the Fund began their duties.

Response. The requested disclosure has been updated.

Comment 6. Within the summary principal investment strategy section of the Fund’s prospectus, please consider moving the paragraph beginning with, “[t]o manage risk…”to the Item 9 disclosure for easy of reading.

Response. The requested disclosure has been moved to the Item 9 disclosure within the Fund’s prospectus.

Comment 7. Please add disclosure to the Fund’s principal investment strategy stating that “junk bonds” are considered a speculative investment.

Response. The requested disclosure has been added.

 *       *       *       *       *

If you have any questions or additional comments, please call Bibb Strench at (202) 973-2727, or Joshua Hinderliter at (614) 469-3345.

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Very truly yours,

/s/Joshua Hinderliter

Joshua Hinderliter

cc: Bibb L. Strench

December 4, 2017 Page 5

APPENDIX[1]

AlphaCentric Income Opportunities Fund (IOFAX)	AUM	Allocation	Non-Agency MBS
ABS (Subprime and Home Equity Non-Agency MBS)	687,867,758	85.42%	85.42%
ABS (Non-Mortgage-Related)	9,321,066	1.16%
MBS (Non-Agency)	82,423,253	10.24%	10.24%
Private Placement Participations	1,900,097	0.24%
Cash	25,355,908	3.15%
Liabilities	(1,577,921)	-0.63%
Total AUM	805,290,161	99.57%
Subtotal Non-Agency MBS	770,291,011		95.65%

[1] The date depicted in these charts is recent as of the latest N-Q filed on behalf of each Fund listed.

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Semper MBS Total Return Fund (SEMMX)	AUM	Allocation	Non-Agency MBS
ABS	80,695,267	7.87%
ABS - Real Estate	19,917,489	1.94%
CDO	15,214,051	1.48%
CLO	15,211,140	1.48%
CMBS - Agency	4,714,731	0.46%
CMBS - Non-Agency	183,653,050	17.91%	17.91%
RMBS - Agency	433,503	0.04%
RMBS - Non-Agency	686,917,272	67.01%	67.01%
Private Placement Participation Agreements	1,500,785	0.15%
Short Term Investments	9,256,835	0.90%
Other	7,636,340	0.74%
Total AUM	1,025,150,463	100.00%
Subtotal Non-Agency MBS	870,570,322		84.92%

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Deer Park Total Return Credit Fund (DPFNX)	AUM	Allocation	Non-Agency MBS
ALT-A/Prime RMBS (Non-Agency)	56,121,072	22.26%	22.26%
CMBS (Non-Agency)	29,129,549	11.55%	11.55%
Corporate Bonds	17,702,750	7.02%
Manufactured Housing (Non-Agency)	3,522,207	1.40%	1.40%
Second Lien MBS (Non-Agency)	764,785	0.30%	0.30%
Subprime RMBS (Non-Agency)	123,164,583	48.86%	48.86%
Cash	22,682,820	9.00%
Liabilities	(986,701)	-0.39%
Total AUM	252,101,065	100.00%
Subtotal Non-Agency MBS	212,702,196		84.37%

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Angel Oak Multi-Strategy Income Fund (ANGIX)	AUM	Allocation	Non-Agency MBS
ABS	662,165,048	13.24%
CDO	20,773,803	0.42%
CLO	461,321,038	9.23%
CMO (Non-Agency)	3,260,090,516	65.20%	65.20%
Corporate Obligations	300,057,833	6.00%
Investment Companies	10,818,859	0.22%
MBS - U.S. Government Agency Issues	304,415,478	6.09%
Preferred Stock	3,707,153	0.07%
Cash	257,938,906	5.16%
Liabilities	(281,232,709)	-5.62%
Total AUM	5,000,055,925	100.00%
Subtotal Non-Agency MBS	3,260,090,516		65.20%

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Braddock Multi-Strategy Income Fund (BDKNX)	AUM	Allocation	Non-Agency MBS
ABS (Subprime and Home Equity Non-Agency MBS)	27,096,051	25.18%	25.18%
ABS (Non-Mortgage-Related)	40,777,511	37.90%
CMO (Non-Agency)	34,433,289	32.00%	32.00%
CMO (Agency)	1,793,915	1.67%
Short Term Investments	3,587,322	3.33%
Liabilities	(87,245)	-0.08%
Total AUM	107,600,843	100.00%
Subtotal Non-Agency MBS	61,529,340		57.18%

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Legg Mason BW Alternative Credit Fund (LMAMX)	AUM	Allocation	Non-Agency MBS
CMO (Non-Agency)	81,975,898	21.98%	21.98%
CMO (Agency)	138,104,141	37.03%
ABS (Subprime and Home Equity Non-Agency MBS)	17,244,275	4.62%	4.62%
ABS (Non-Mortgage-Related)	15,113,302	4.05%
Corporate Bonds & Notes	61,883,541	16.59%
Senior Loans	11,843,052	3.18%
Sovereign Bonds	26,813,845	7.19%
Short Term Investments	14,440,121	3.87%
Liabilities	5,534,631	1.48%
Total AUM	372,952,806	100.00%
Subtotal Non-Agency MBS	99,220,173		26.60%

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Western Asset Mortgage Backed Securities Fund (SGSYX)	AUM	Allocation	Non-Agency MBS
MBS (Agency)	510,613,575	62.47%
ABS (Subprime and Home Equity Non-Agency MBS)	18,757,005	2.29%	2.29%
ABS (Non-Mortgage-Related)	51,799,443	6.34%
CMO (Non-Agency)	134,202,229	16.42%	16.42%
CMO (Agency)	127,048,046	15.54%
Short Term Investments	251,719,153	30.79%
Liabilities	(276,715,610)	-33.85%
Total AUM	817,423,841	100.00%
Subtotal Non-Agency MBS	152,959,234		18.71%

TCW Total Return Bond Fund (TGLMX)	AUM	Allocation	Non-Agency MBS
ABS	342,273,853	3.77%
CMBS - Agency	177,440,764	1.95%
CMBS (Non-Agency)	33,851,011	0.37%	0.37%
RMBS (Agency)	5,164,719,174	56.82%
RMBS (Non-Agency)	1,494,902,435	16.45%	16.45%
U.S. Treasuries	1,679,553,494	18.48%
Money Market	6,337,815	0.07%
Foreign Government Bonds	351,886,789	3.87%
Discount Note	49,991,750	0.55%

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U.S. Treasury Bills	1,027,592,828	11.30%
Liabilities	(1,238,494,113)	-13.62%
Total AUM	9,090,055,800	100.00%
Subtotal Non-Agency MBS	1,528,753,446		16.82%

Total AUM	17,470,630,904
Subtotal Non-Agency MBS	6,956,116,238
Average % Non-Agency MBS	40%

[1] The date depicted in these charts is recent as of the latest N-Q filed on behalf of each Fund listed.